SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: France Telecom’s presentation to financial analysts of Q3 2004 Revenues and TOP Program update

3Q 2004 revenues

and

TOP program update

October 28th, 2004

Cautionary Statement

This presentation contains forward-looking statements about France Telecom. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced FT 2005 plan, including the TOP LINE and TOP programs, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de Référence submitted to the AMF on March 9, 2004 and in its filings on Form 20-F with the U.S. Securities and Exchange Commission dated April 16, 2004. The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This presentation contains certain measures calculated based on French GAAP information. For a definition of these measures, please refer to slides n° 42, 43, 44. In accordance with market authorities’ recommendations, France Telecom is no longer using the acronym “EBITDA” for Operating income before depreciation and amortization, but the French acronym “REAA”.

All figures are unaudited

Agenda

Key messages

Addressing operational challenges: 3Q 04 results

3Q 04 revenues

3Q 04 TOP Program update

Conclusion

3Q 2004 Key messages

Q3 revenues at the upper range of the full year objective

Pro forma group revenues up 4.5% at 12.05 billion euros

Total number of subscribers: 121.5 millions, up 6.5% pro-forma yoy

Best quarter since TOP was launched

REAA*: 4.86 billion euros, up 5.2% pro-forma

REAA margin at 40.3%, highest since TOP

Operating Income*: 2.96 billion euros (up 4.7% pro-forma)

CAPEX*: 1.154 billion euros (9.6% of sales)

REAA – CAPEX: 3.702 billion euros (up 4.8% pro-forma)

* See glossary

Managing growth and profitability

3Q 2004 Key figures

YoY Pro-forma revenues trends

Euro millions

3Q 2003 PF

11,535

+ 4.5%

12,049

3Q 2004

Operating Income* margin

1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 3Q 04

19.2%

21.4%

24.2%

18.0%

22.2%

23.2%

24.6%

REAA* margin

1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 3Q 04

36.2%

38.1%

40.1%

35.7%

37.5%

39.0%

40.3%

REAA*—CAPEX* (actual figures)

Euro millions

1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 3Q 04

3,100

3,223

3,573

2,322

3,410

3,399

3,702

TOP continues to deliver, FY 2004 targets confirmed

* See glossary

3Q 2004: Key Operational challenges

Orange

+ 140k net adds in 3Q04 for Orange UK

+ 1.3m net additions for Orange in 3Q04

Fixed Line

In France

426k unlimited offers sold since launch

+ 1 market share point in LD vs 2Q 04

Broadband

Wanadoo France: 40.5% of total market net adds in 3Q04

Wanadoo broadband net adds 399k in 3Q04

Following June Investor Day announcements, FT has regained the initiative

Addressing operational challenges

3Q 2004

Orange UK: 1H 2004 challenges & Action Plan

Challenges 3Q Action Plan

Product and marketing

Subscriber growth 1 Focus on increased volume of high value connections – not growth at any cost

Orange churn 2 Continue to support loyalty leadership with targeted retention activity and leading proposition

Stable voice revenues and PAYG ARPU* 3 Drive increased ARPU* through segmented propositions and 3G data services

Sales and Services

Increasing customer investment spend required to manage churn and deliver subscriber growth 4 Reinforce direct channel activity, balanced with refreshed indirect activity

4 challenges to be solved after 1H 2004

Orange UK: 3Q 2004 achievements

1

Net Adds (000s)

Contract

Prepay

Overall

Contract net additions growth continues: 3Q net additions up 71% year on year, and more than double between 2Q and 3Q

PAYG base returns to growth

+ 140 000s new customers

1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 3Q 04

54

6

49

110

51

38

84

1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 3Q 04

-53

-61

-112

64

168

120

56

1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 3Q 04

1

-55

113

278

171

-74

140

140 000 net adds in 3Q 2004

* See glossary

Orange UK: 3Q 2004 achievements

Churn*

2

Churn*

3Q 03 4Q 03 1Q 04 2Q 04 3Q 04

15,7%

20,6%

16,4%

22,6%

16,4%

23,8%

16,1%

26,1%

16,2%

26,1%

Overall Contract

3

ARPU* (£)

Voice Data

3Q03 4Q03 1Q04 2Q04 3Q04

270

42

228

271

43

228

273

45

228

274

46

228

274

47

227

Sales and Services

252 “Orange Shops” in the UK as of 3Q 2004

Targeting more than 270 “Orange Shops” by end of 2004

Direct distribution channels represent more than 50% of Gross Additions in 3Q 2004 (vs 40% 3Q 03)

Increase of Contract customer base (33.3% of total base vs 32.5% in 3Q03)

* See glossary – contract churn excluding migrations

Fixed Line, distribution and networks in France: 1H04 challenges and action plan

Challenges

Year on year market share down 5.3 pts for local calls and 3.6 pts for long distance at the end of June 2004

Action Plan

Launch new offer

PSTN unlimited voice offers:

From EUR9*

to EUR33*

le Plan

All best FT prices towards all destinations

“Appel à prix Unique”

Strengthen Sales & Services network

Densification of retail point of sales network

Improve commercial efficiency

* VAT included

A large set of new offers/services launched to meet customer demand

Fixed Line, distribution and networks

in France: 3Q 04 impacts (1)

Quarter on quarter market share points gain/loss

-1.1

-0.9

-2.0

-1.3

-0.4

-1.1

-1.5

-0.6

-0.1

1.0

Sept 03

Dec 03

March 04

June 04

Sept 04

Local

LD

Significant improvement in FT’s voice market share trends

Fixed Line, distribution and networks

in France: 3Q 04 impacts (2)

Unlimited offers

426 000s customers at the end of September

Most successfull offer is unlimited 24/7 all nbers for EUR33*

For the first clients :

Usage up 50% on average

Monthly revenue per user increased between EUR2 and EUR3 VAT excl.

Le Plan

628 000s customers at the end of September

All best FT prices for all Destinations for EUR1.5* per month

Higher loyalty

Neutral impact on revenue per user

Favourable market share impact

* VAT included

Unlimited offers increased ARPU and create value

Fixed Line, distribution and networks

in France : 3Q 04 impacts (3)

Dynamism of FT Sales and Services network

FT shops: densification & relocation on track

15 new shops opened since the beginning of the year

21 shops relocated in high customer traffic areas

Devices

Strong success of DECT handsets

8 colored screen (15% of total sales)

Positive impact on usage and services

Call Centers

Cc.70% of “unlimited” sales realized through distant customer relationship channel Customer care

Towards integrated Home Services (voice and internet)

A more efficient distribution network to support product line renewal

Broadband in France: 1H2004 challenges and action plan

Challenges

Net adds market share between 32% and 39% since 4Q 2003

Action Plan

Livebox

launched on July 12th

Endeavors convergent services to come: video-telephony, bluetooth &TV

VoIP launched in

July

(EUR10* the 1st year)

Promotional offers in August

A large set of new ADSL offers since the beginning of October

512k for EUR19.9* (inc. promotion) for 5Go 2048K for EUR 29.9* (inc. promotion)

Multi-Play launched on October 15th from EUR21.9* (512k) to EUR39.*9 (2Mb) for Internet and TV on DSL access**

* VAT included

** not including premium Channel packages

A large range of innovative offers

Broadband in France: 3Q 2004 impacts

Wanadoo market share and net additions

4Q03 1Q04 2Q04 3Q04

32%

52%

39%

50%

34%

48%

40.5%

47%

Net adds MS Market Share

Over 40 000s Livebox sold or rented at the end of september

VoIP:

30,000s at the end of September

Strong improvement of Wanadoo’s ADSL Share of acquisition Resilience of market share

In line with 45% to 50% market share target at the end of 2004

3Q 2004 Revenues

Orange: 3Q 04 Key Messages

5.184 Bn euros

+9.1% pro forma + 10.0% actual

Orange France: 2.264 Bn euros / + 6.2% pro-forma

Orange UK: 1.593 Bn euros / + 3.7% pro-forma

Orange ROW: 1.373 Bn euros / + 21.7% pro-forma

Strong increase in number of customers* up to 52.2m (+11.2%), driven by very strong performance in RoW operations (+26.9%)

Strong 3rd quarter with 1.3 million total net adds vs 2Q 2004. Satisfying customer growth at Orange UK.

Continued positive trends in ARPU* in France and UK

Strong increase in data revenues*: +28.2% pro-forma yoy Non SMS data revenues: +65.9% pro-forma yoy

Sustained revenue growth

* See glossary

Orange France: 3Q 2004 KPI’s

Customer base*

K customers

3Q 2003

19,617

57%

43%

+5.0%

20,603

61%

39%

3Q 2004

Prepay Contracts

ARPU* (Euros)

377

41

336

379

44

335

382

47

335

387

50

337

390

53

337

3Q03 4Q03 1Q04 2Q04 3Q04

Voice Data

AUPU* (minutes per month)

153

158

163

167

171

3Q03 4Q03 1Q04 2Q04 3Q04

Churn*

19.6%

12.4%

11.5%

18.3%

10.9%

18.3%

18.6%

10.3%

18.7%

10.3%

3Q03 4Q03 1Q04 2Q04 3Q04

Overall Contract

Increase in usage and ARPU, churn under control

* See glossary

Orange UK – 3Q2004 KPI’s

Customer base*

K customers

13,371

32.5%

67.5%

+3.9%

13,886

33.3%

66.7%

3Q 2003 3Q 2004

Prepay Contracts

AUPU* (minutes per month)

145 146 146 146 145

3Q 03 4Q 03 1Q 04 2Q 04 3Q 04

ARPU* (£)

270

42

228

271

43

228

273

45

228

274

46

228

274

47

227

3Q03 4Q03 1Q04 2Q04 3Q04

Voice Data

Churn*

20,6%

15,7%

22,6%

16,4%

23,8%

16,4%

26,1%

16,1%

26,1%

16,2%

3Q 03 4Q 03 1Q 04 2Q 04 3Q 04

Overall Contract

Increase in data ARPU, stabilisation of overall churn

* See glossary

Orange ROW: 3Q 2004 KPI’s

Revenues*

Euro millions

+41.0%

+14.2%

+18.4%

+26.5%

+78.5%

+21.5%

-1.1%

119

167

302

345

104

123

92

117

105

187

124

216

150

214

Romania

Belgium

Slovakia

Egypt

Africa /Others

Netherlands

Switzerland

3Q 03PF

3Q 04

Customer base up 26.9%, revenues 21.7% pro-forma

* See glossary

Wanadoo: 3Q 2004 Key messages

733m euros

+ 9.0% pro forma + 8.0 % actual

Access and Portals: 455m euros / + 6.9 % pro-forma

Directories: 280m euros / + 11.9% pro-forma

Access & Portals

Market share resilience for Broadband Decline of narrowband Decrease of Broadband ARPU in France, compensated by mix effect with narrowband Strong success of international activities with broadband customer base up 122% yoy

Directories

309 700 internet advertisers PagesJaunes.fr audience up 46%

High single digit growth, despite competitive environment in broadband in France

Wanadoo: 3Q 2004 KPI’s France

Customer base (000s)

3Q03 3Q04

4,363

2,799

1,564

+ 9.3%

62.5%

4,770

2,229

2,541

ADSL customers (000s)

K customers

1,488

1,738

2,042

2,234

2,463

3Q 03

4Q 03

1Q 04

2Q 04

3Q 04

Overall ARPU * (in euros)

17.5

17.8

17.7

17.6

September 2003

December 2003

June 2004

September 2004

53% of client base is broadband in France

* See glossary ** including cable

Wanadoo: 3Q 2004 KPI’s—International

Broadband customers outside France (000s)

UK

123

442

Spain

148

253

Netherlands

235

429

3Q 03 3Q 04

Overall ARPU * outside France (in euros)

8.9

9.1

10.5

10.7

UK

Spain

10.1

10.1

10.2

10.2

Netherlands

8

7.5

8.3

8.1

September 2003 December 2003 June 2004 September 2004

Strong increase of Broadband customers

* See glossary

Fixed Line, Distribution and Networks:

3Q 2004 Key messages

5.365 Bn euros

- 1.3% pro forma

- 1.3% actual

Consumer Services: 2.699 Bn euros / -6.2% pro-forma

Business Services: 1.566 Bn euros /—4.7% pro-forma

Carrier Services: 0.995 Bn euros / + 19.6% pro-forma

Consumer: access stabilized, upturn in LD market share, overall market decrease

Business: price pressure on voice, data stable with increasing usage & transformation of mix

Carriers: impact of ADSL market development, including unbundling and international traffic

Resilience confirmed

* See glossary

Fixed Line, Distribution and Networks:

3Q 2004 KPI’s / Voice

* See glossary

Number of lines (in millions)

33.8 33.9 33.8 33.7 33.7

Sept 03 Dec 03 March 04 June 04 Sept 04

% of consumer with packages

40,8% 35,7% 37,8% 39,7% 32,6%

3Q 03 4Q 03 1Q 04 2Q 04 3Q 04

Local market shares

76,7% 75,8%

73,8%

72,5%

72,4%

Sept 03 Dec 03 March 04 June 04 sept-04

LD market shares

62,9%

61,8%

60,3%

59,7%

60,7%

Sept 03 Dec 03 March 04 June 04 sept-04

Number of lines stabilized, improved market share trends

* See glossary

Fixed Line, Distribution and Networks:

3Q04 KPI’s / ADSL

Number of ADSL lines** (in m)

2.5

0.1 0.9

1.5

3.3

0.3

1.3

1.7

4.1

0.5

1.6

2.0

4.7

0.7 1.7 2.23

5.25

1.05 1.74 2.46

3Q 03 4Q 03 1Q 04 2Q 04 3Q 04

Wanadoo Other ADSL Lines Unbundling

ADSL revenues in France

+ 46% yoy

157

185

188

215

239

269

275

1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 3Q 04

** This includes 139k “Turbo DSL” and “Ma ligne TV” lines in other ADSL lines

Strong volume growth, price pressure for broadband access

* See glossary

Fixed Line, Distribution and Networks: Business Services

Voice

Calling Services revenues impacted by strong price pressure from competition and market slowdown

Data

Increasing access volumes driven by FT technology leadership (IPVPN, DSL, Broadband) & bandwidth

100 000 IP MPLS access reached

Development of Internet & Intranet access for SMEs offset by transformation of product mix

Key initiatives & references

Double digit growth in services

Launch of the “ZAE” plan, Business Everywhere New references on ToIP, on site services, nomadism and MHS

Sagem, TDF, Elior, SGS, Steria

Market share maintained in an highly competitive environment

* See glossary

Equant: 3Q 2004 Revenues

+ 0.8% pro forma / - 7.2 % actual

Euro in millions

633

583

587

3Q 03 3Q 03 PF 3Q 04

Actual figures

Equant statutory revenues: USD 718m

Total Network Services (8.4)% (USD369m)

Integration Services, Other Services + 29.6% (USD210m)

SITA (5.3)% (USD139m)

3Q04 revenues: USD718m up 0.8% pro forma, year on year

Equant: 3Q 2004 Revenues

Major contract wins reflecting the business transformation

US information technology company, IP VPN with project and service management

5 year multi-million dollar contract with Akzo Nobel;IP VPN with consultancy,project management, Equant Web Vision

Growth in services revenues (+20% pro-forma yoy) and in outsourcing revenues (more than doubled yoy)

Continued negative trend on Data&IP

Transformation towards a service company

TP / Revenues and customers: 3Q 2004

Customers in m

Fixed

10.95 11.02 11.12 11.28 11.37 11.34

June 03 Sept 03 Dec 03 March 04 June 04 Sept 04

Mobile

5.08 5.35 5.70 6.01 6.09 6.59

June 03 Sept 03 Dec 03 March 04 June 04 Sept 04

Revenues

Euro in millions

+2.6% pro forma

+2.5% actual

1,031 1,030 1,057

791 794 762

270 267 332

16 15 15

3Q 03 3Q 03 PF 3Q 04

Fixed Line Mobile Internet and Others Intra Seg. El.

Strong performance in mobile and broadband Internet (+ 68% in ADSL customer base in 3Q04)

Other International Operations revenues: 3Q 2004

+ 8.7% pro forma

- 16.6% actual

Euro in millions

416 319 347

3Q 03 3Q 03 PF 3Q 04

Main International activities 3Q 03 Pro forma 3Q 04

Uni 2 (Spain) 119 107

Sonatel (Senegal) 78 111

CI TelCom (Ivory Coast) 48 43

Jordan Telecom 38 43

Mauritius Telecom 15 15

Perimeter impact on revenues

Salvador (- Eur 80 m)

Menatel (- Eur 12 m)

Strong pro-forma growth

TOP PROGRAM UPDATE

TOP program: key messages

Capex: 9.6% of revenues

Acceleration of mobile network related capex

ADSL capex : volume up more than compensated by price decline

Between 10 to 12% capex to sales ratio target for the full year maintained, stronger 4Q expected.

Balancing growth and profitability

REAA margin before commercial expenses at 52.6% vs 51.6% in 3Q03 (+ 1pt)

Over 40% REAA margin, highest since TOP was launched

REAA – CAPEX up 4.8% at 3.7 Bn euros (yoy pro-forma), highest since TOP

TOP program: Increase in operating margins

Actual figures

51,1%

52,6%

39,0%

40,3%

49.7%

46.4%

48.5%

51.6%

51.4%

37.5%

36.2%

38.1%

40.1%

35.7%

1Q 03

2Q 03

3Q 03

4Q 03

1Q 04

2Q 04

3Q 04

REAA margin before commercial expenses*

REAA margin*

* See glossary

Highest REAA margins over 21 months

3Q2004: OPEX analysis

Group key OPEX* items

Euros in millions

3Q03 3Q03 3Q04 3Q04/3Q03

actual Pro forma actual Pro forma

Labour Costs** 2,197 2,175 2,115 - 2.7%

Non Labour Costs*** 4,775 4,744 5,078 + 7.1%

External purchases 1,338 1,341 1,483 + 10.6%

commercial expenses

Other External Purchases* 3,036 2,976 3,234 +8.7%

Other Charges*** 401 427 361 - 15.2%

Total OPEX 6,972 6,919 7,193 +4.0%

% of revenues 59.9% 60% 59.7%

* net of capitalized costs—see glossary

** including employee bonus plan and other provisions

*** including bad debt

Continuing labour costs decrease

3Q2004: CAPEX analysis

CAPEX* by key item

Euros in millions

3Q03 3Q03 3Q04 3Q 04/3Q 03

actual pro forma actual pro forma

Total Group CAPEX 1,102 1,085 1,154 +6.3%

% of revenues 9.5% 9.4% 9.6%

o/w radio mobile 2G +

327 332 465 +40.2%

3G Equipment

o/w ADSL 47 46 43 -7.5%

o/w IT 249 248 284 +14.1%

* excluding mobile licenses—see glossary

Despite higher capex for mobile, full year capex targets maintained

The integrated model: Main initiatives and 3Q2004 impact

	Description & Objectives	3Q Achievements	4Q Expectations
Customer Facing	➢ Share Mass Market & Enterprise channels ➢ Join Sales forces for a better market penetration	➢ One single Sales and Services organisation in France ➢ Full integration done in Spain	➢ Increased efficiency of Sales and Services ➢ Implementation of cross selling in UK & NL
IT&Network	➢ IT convergent applications for CRM, ERP, Billing ➢ Service Platforms at Group level ➢ Optimise Network investments and utilisation	➢ Alignment Committees at work for IT convergent applications ➢ Owners for each service appointed ➢ Network planning group set in each country ➢ Data Center consolidation (31 beginning of 04 down to 23 in Sept for France)	➢ IT convergence roadmaps defined ➢ Data Center consolidation in progress (23 down to 21 year end for France) ➢ Internalised traffic in UK at 62% vs 25% in Jan 03
Support functions	▪ Define a target organisa-tion, with - group responsibilities - shared service centers - local activities ▪ Overhaul the key processes	▪ Target organisation defined for Finance, Sourcing and Supply Chain ▪ KPIs chosen and benchmarks made	▪ Target organisation defined for HR, Com, Real Estate & Logistics, Legal ▪ Action plans defined for all support functions in order to improve efficiency by 05 or 06

38

Conclusion

Conclusion

Keeping the best balance between growth and profitability

Over 40% REAA margin achieved in 3Q 04 while hitting the upper range of revenue growth objectives

Improved commercial performance

40.5% share of net adds for broadband in France

Market share increase for LD voice in France quarter on quarter

Stabilization for local voice in France

Improved trends for Orange UK

Guidance maintained for 2004

Revenue growth pro forma between +3 and +5%

REAA over EUR 18Bn

Capex / sales ratio between 10% and 12%

Full year 2004 guidance and Debt/REAA objectives for 2005 maintained

* See glossary

Glossary (1)

Contributive Consolidated Revenues: consolidated revenues excluding intra-group transactions

Pro forma figures: figures of the preceding period adjusted to reflect the same scope of consolidation and exchange rates as in the current period

Market Share of fixed line telephony in France: calculation based on traffic on the network or interconnected to the network of France Telecom

Secured revenues ratio : consumers revenues (subscriptions+bundle contracts) divided by consumers revenues (traffic including bundle contracts+subscription)

ADSL Revenues: : Wanadoo ADSL Connectivity revenues + Consumer services revenues from “Ma Ligne ADSL” connectivity and from equipments (ADSL modems) sales and rental + Carriers services revenues from ADSL access bulk sales (options 3 “IPADSL” and 5 “ADSL Connect ATM”) to third part ISP’s.

ADSL activated lines: All ADSL lines in service by end of period including unbundled lines : “Ma Ligne ADSL” lines sold directly to the subscriber whatever his ISP + “IP ADSL” (option 5) and “ADSL Connect ATM” (option 3) lines sold directly or through other telcos to all ISPs to be integrated into the packages (ADSL+IP connectivity) + “Turbo DSL” lines specifically dedicated to large business accounts for their data transmission services + “Ma ligne TV” lines which provides TV through ADSL without Internet access (the ADSL TV+IP packages being accounted for above).

Network Revenues for mobile services: include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.

Mobile ARPU: Mobiles network revenues for the previous twelve months divided by Mobile weighted average customer base for the 12 month period

Mobile Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The mobiles weighted average customer base for the 12 months period is the average of the monthly average customer bases (calculated as the sum of the opening and closing customer bases for the month divided by two). ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France ’s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

Internet ARPU: ARPU (Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of Wanadoo customers during the same period. The weighted average number of Wanadoo customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.

Wanadoo connectivity revenues : subscription revenues and revenues received from telephone operators related to offers with no subscription.

Glossary (2)

Mobile AUPU: Monthly average usage per user (AUPU) is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the 12 previous months divided by the weighted average number of Orange Group’s customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis

Orange World subscribers : active Orange customers subscribing to a multimedia contract and using GPRS enabled services

Churn, the measure of customers leaving our networks, is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from our network, voluntarily or involuntarily (excluding money-back returns and fraudulent connections), for the previous 12 months by the weighted average number of our customers during the same period. The way we compute churn differs between Orange UK and Orange France in the following ways:

For Orange UK, customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to fraudulent connections are not included in churn. The Company also excludes from churn those connections which, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets from the UK market. Prepaid customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.

For Orange France, churn includes those customers leaving the Orange network, migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.

Glossary (3)

REAA: Operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan

Capex: acquisitions of intangible and tangible assets, excluding GSM and UMTS licenses

Opex: operating charges before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan

Labour Costs: net of capitalized costs and include taxes on wages

Commercial expenses: includes commissions, advertising and handsets

Operating working capital requirement: net stocks, operational receivables, prior to securitisation, operational payables (excl. fixed production)

DSO: Days of Sales Outstanding

DPO: Days of Payables Outstanding

Sourcing: implementation of a new purchasing policy at group level

Other Data

Key figures

EUR Millions 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q03 PF 3Q04

Revenues 11376 11476 11646 11623 11447 11735 11535 12049

REAA 4116 4368 4674 4144 4292 4576 4616 4856

REAA margin 36.2% 38.1% 40.1% 35.7% 37.5% 39.0% 40.0% 40.3%

Operating Income 2189 2456 2822 2087 2545 2728 2828 2961

Op. income margin 19.2% 21.4% 24.2% 18.0% 22.2% 23.2% 24.5% 24.6%

CAPEX 1016 1145 1103 1822 882 1177 1085 1154

In % of revenues 8.9% 10.0% 9.5% 15.7% 7.7% 10.0% 9.4% 9.6%

Key figures - Costs

EUR Millions

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q03 PF 3Q04

Revenues 11376 11476 11646 11623 11447 11735 11535 12049

Labor costs 2449 2360 2197 2232 2329 2211 2175 2115

Non labor costs 4810 4748 4775 5246 4826 4948 4744 5078

REAA 4117 4368 4674 4144 4292 4576 4616 4856

Group Consolidated Revenues by segment

EUR Millions 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q03 PF 3Q04

Orange 4255 4360 4714 4612 4678 4858 4750 5184

Wanadoo 567 660 679 711 636 724 673 733

Distribution and Networks 5449 5467 5435 5410 5409 5389 5436 5365

Equant 685 656 633 638 563 604 583 587

TP Group 1070 1053 1031 1010 963 981 1030 1057

Other International Operations 435 419 416 351 327 349 319 347

Inter segment Eliminations -1085 -1139 -1262 -1109 -1130 -1171 -1257 -1224

Total consolidated Revenues 11376 11476 11646 11623 11446 11734 11535 12049

Orange: subscribers

000 customers 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q2004

Orange France 19 230 19 368 19 617 20 329 20 371 20 396 20 603

Orange UK 13 310 13 258 13 371 13 649 13 820 13 747 13 886

Orange ROW 12 380 12 994 13 957 15 161 15 891 16 746 17 714

ow Belgium 2 359 2 418 2 508 2 615 2 620 2 662 2 743

ow Romania 2 377 2 590 2 905 3 317 3 611 3 957 4 371

ow Slovakia 1 767 1 852 1 979 2 065 2 130 2 208 2 237

ow Switzerland 988 1 003 1 055 1 085 1 104 1 116 1 127

ow Netherlands 1 037 1 057 1 144 1 326 1 435 1 544 1 648

ow Denmark 511 546 585 576 558 612 637

ow Egypt 1 739 1 826 1 984 2 131 2 248 2 346 2 532

ow other 1 602 1 702 1 797 2 046 2 185 2 301 2 418

Orange: Revenues

EUR Millions 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q03 PF 3Q04

Orange France 1 864 1 942 2 132 2 045 2 031 2 108 2 133 2 264

Orange UK 1 429 1 423 1 477 1 490 1 500 1 549 1 535 1 593

Orange ROW 1 002 1 042 1 151 1 120 1 187 1 242 1 129 1 373

ow Belgium 265 281 302 318 314 331 302 345

ow Romania 97 109 130 131 129 152 119 167

ow Slovakia 91 94 100 107 108 116 104 123

ow Switzerland 192 193 216 175 207 202 216 214

ow Netherlands 106 114 124 122 147 141 124 150

ow Denmark 59 68 68 63 65 63 68 74

ow Egypt 93 84 103 92 93 106 92 117

ow other 99 100 108 113 125 130 105 187

Orange: Network Revenues

EUR Millions 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04

Orange France 1745 1797 1923 1906 1921 1995 2082

Orange UK 1295 1296 1335 1296 1354 1431 1447

Orange ROW 905 945 1041 1039 1064 1147 1265

ow Belgium 234 245 268 271 276 296 307

ow Romania 92 104 125 125 122 145 162

ow Slovakia 84 89 96 101 104 111 118

ow Switzerland 177 178 195 173 186 184 196

ow Netherlands 99 107 116 120 126 133 139

ow Denmark 46 52 54 51 50 57 64

ow Egypt 88 82 99 86 88 99 109

ow other 85 88 88 112 112 122 170

Orange: Non voice revenue trends – Quarter on quarter

Non-voice revenues as % of network revenues

% 1Q03 2Q03 3Q2003 4Q2003 1Q2004 2Q2004 3Q2004

Orange France 11.3% 10.7% 11.6% 12.9% 14.0% 12.8% 13.7%

Orange UK 15.8% 15.4% 15.5% 17.1% 17.2% 17.0% 17.1%

Orange ROW 10.3% 10.2% 9.6% 10.8% 12.4% 11.6% 11.1%

ow Belgium 15.9% 15.6% 15.5% 15.6% 16.2% 15.1% 15.2%

ow Slovakia 10.1% 9.4% 9.5% 10.5% 11.5% 11.4% 11.7%

ow Switzerland 12.8% 12.8% 12.5% 14.1% 16.2% 14.5% 16.1%

ow Netherlands 11.0% 11.2% 10.9% 12.1% 16.3% 16.7% 15.7%

ow Denmark 11.4% 11.6% 11.3% 11.3% 16.4% 15.3% 14.9%

Orange: Churn* in key markets

Annual rolling churn in %

% 1Q03 2Q03 3Q2003 4Q2003 1Q2004 2Q2004 3Q2004

Orange France

Overall churn 21.1% 20.4% 19.6% 18.3% 18.3% 18.6% 18.7%

Contract churn 13.9% 13.2% 12.4% 11.5% 10.9% 10.3% 10.3%

Prepaid churn 29.8% 29.2% 29.0% 27.2% 28.2% 30.1% 30.6%

Orange UK

Overall churn 19.0% 19.9% 20.6% 22.6% 23.8% 26.1% 26.1%

Contract churn 15.9% 15.8% 15.7% 16.4% 16.4% 16.1% 16.2%

Prepaid churn 21.1% 22.6% 23.7% 26.5% 28.2% 31.8% 31.8%

* See glossary

Orange: Usage in Key Markets

AUPU* in minutes

Minutes per month 1Q03 2Q03 3Q2003 4Q2003 1Q2004 2Q2004 3Q2004

Orange France

Overall AUPU 146 150 153 158 163 167 171

Contract AUPU 227 231 235 240 247 252 254

Prepaid AUPU 48 49 48 49 50 50 52

Orange UK

Overall AUPU 142 144 145 146 146 146 145

Contract AUPU 329 329 330 330 331 331 330

Prepaid AUPU 56 57 58 58 57 56 54

* See glossary.

Orange: France and UK ARPU*s – Annual rolling

1Q03 2Q03 3Q2003 4Q2003 1Q2004 2Q2004 3Q2004

Orange France in

Euros

Overall ARPU 375 376 377 379 382 387 390

Contract ARPU 552 548 549 546 546 549 547

Prepaid ARPU 162 163 158 160 163 164 165

Voice ARPU 340 338 336 335 335 337 337

Data ARPU 35 38 41 44 47 50 53

Orange UK in £

Overall ARPU 263 267 270 271 273 274 274

Contract ARPU 563 568 572 569 574 577 578

Prepaid ARPU 125 126 127 128 128 127 126

Voice ARPU 224 227 228 228 228 228 227

Data ARPU 39 40 42 43 45 46 47

* See glossary.

Orange: ROW ARPU*s

Euros 1Q03 2Q03 3Q2003 4Q2003 1Q2004 2Q2004 3Q2004

Belgium 407 409 411 416 422 431 437

Romania 190 177 170 169 162 158 152

Slovakia 194 196 197 198 200 201 205

Switzerland 724 710 717 712 701 688 669

Netherlands 356 379 397 402 395 381 364

Denmark 354 370 376 373 371 371 376

Egypt 271 232 208 194 158 176 172

* See glossary.

Wanadoo: Revenues

EUR Millions 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q03PF 3Q04

Wanadoo 567 660 679 711 636 724 673 733

ow access & portals 393 417 431 467 455 475 426 455

ow directories 175 247 251 245 183 252 250 280

Wanadoo: Number of customers

000s 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04

France 4130 4230 4363 4520 4664 4682 4770

Broadband 1240 1394 1564 1816 2123 2315 2541

Narrowband 2890 2836 2799 2704 2541 2367 2229

UK 2666 2639 2604 2580 2597 2497 2442

Broadband 68 91 123 158 192 316 442

Narrowband 2598 2548 2481 2422 2405 2181 2000

Spain 1509 1454 1417 1500 1496 1438 1378

Broadband 120 131 148 190 204 235 253

Narrowband 1389 1323 1269 1310 1292 1203 1125

Netherlands 471 476 500 543 590 613 621

Broadband 184 203 235 289 350 401 429

Narrowband 287 273 265 254 240 212 192

Total 8786 8807 8893 9153 9358 9240 9211

Broadband 1613 1819 1933 2452 2868 3266 3665

Narrowband 7173 6988 6960 6701 6490 5974 5546

* See glossary.

Wanadoo: ARPU* trends

Euros 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04

France 17.0 17.3 17.5 17.8 17.4 17.7 17.6

UK 8.1 8.5 8.9 9.1 10.4 10.5 10.7

Spain 10.4 10.2 10.1 10.1 10.2 10.2 10.2

Netherlands 7.9 7.8 8.0 7.5 8.9 8.3 8.1

Fixed Line, Distribution and Networks: Revenues

EUR Millions 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q03PF 3Q04

Distribution and

Networks 5449 5467 5435 5410 5409 5389 5436 5365

ow Consumer

Services 2825 2853 2880 2746 2736 2677 2876 2699

ow Business

Services 1719 1670 1638 1669 1645 1604 1642 1566

ow Carriers

Services 824 847 832 863 926 987 832 995

ow others

revenues 80 96 86 133 102 120 86 106

Fixed Line, Distribution and Networks: Number of Lines, Market shares, Consumer with packages

In % 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04

Local 79.1% 77.8% 76.7% 75.8% 73.8% 72.5% 72.4%

Long Distance 63.3% 63.3% 62.9% 61.8% 60.3% 59.7% 60.7%

In millions 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04

Number of lines 34.075 33.964 33.831 33.857 33.825 33.739 33.685

In % of total

customers 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04

Consumer with

packages 28.90% 31.30% 32.60% 35.70% 37.80% 39.70% 40.80%

Headcount, End of period

Headcount trends

End of the period 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q03PF 3Q 04

FTSA 115 992 114 234 112 488 110 814 110 231 108968 112 588 108 377

French Subsidiaries 19 622 19 375 19 122 19 083 17 771 17914 18 987 17 066

International 96 368 92 373 91 888 88 626 84 279 82900 88 373 82 036

Total Group 231 982 225 982 223 498 218 523 212 281 209782 219 948 207 479

TP Group: Number of customers

000s 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04

Mobile 4739 5083 5353 5702 6011 6090 6593

Fixed Line 10880 10948 11021 11118 11278 11371 11339

* See glossary.

Forex Impact: Adverse EUR 9 million impact

-3.1% on group REVENUE

-2.35% on group REAA

-1.35% on group Operating Income

-1.99% on group REAA - CAPEX

10% strengthening of Euro has an Impact of…

Other 5.63%

GBP 14.0%

USD 5.77%

PLN 8.71%

EUR 65.83%

Revenues by currency

Main acquisitions/disposals since June 2004

Closing date

Equant CVRs : payment of EUR2.015bn

PagesJaunes IPO: Sale of 36.93% of the company for EUR 1.443 Bn.

Wanadoo public offering : EUR563m July, 2004

Thaïland: Orange stake reduced to 10% on Sept. 29. Orange fully released from all its obligations and liabilities.

Orange Denmark: Sale of Orange Denmark share to TeliaSonera for EUR 606 m.

Polish entities (“Kulczyk Put”): Early exercise of part of the put option by Kulczyk for EUR 1.9 Bn, out of a total EUR 2.2 Bn (appr. EUR 0.3 Bn to be paid beginning 2005).

Radianz: Sale to Reuters of the 49% stake held by Equant for USD 110 m.

July 8, 2004

July 8, 2004 (1st day of trading)

July, 2004

Sept. 29, 2004

Oct.11, 2004

Oct. 12, 2004

By YE 2004 (subject to regulatory approval)

Operating working capital trends

DSO*

DPO*

* See glossary

91.5

92.7

86.3

83.9

88.6

3Q 03

4Q 03

1Q 04

2Q 04

3Q 04

46.9

45.1

52.3

46.2

47.8

3Q 03

4Q 03

1Q 04

2Q 04

3Q04

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 28, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information